Hollysys Automation Technologies Provides SCADA System to the Beijing Subway Line 8

Beijing, China – July 1, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it has signed the USD $11 million, or RMB 75.8 million contract with Beijing Mass Transit Railway Operation Corp to deliver its proprietary subway SCADA system for the Phase II of Beijing Subway Line 8.

Hollysys will provide its proprietary subway SCADA platform, an open hierarchical distributed software system that integrates and interconnects various automation subsystems at station-level, which may include automation for building, fire alarm, gates, access control, CCTV, public-address, fare collection, passenger information, train information and supervision, telecommunication, etc. The Phase II of Beijing Subway Line 8 is 17km in length with 11 stations, and will be commissioned by December 2012, extending from the already-operational 5km phase I portion on the same line.

Dr. Changli Wang, CEO of Hollysys, commented, “We are very pleased to sign the contract again with the Beijing subway to supply our proprietary SCADA systems for the Phase II of Beijing Subway Line 8. This contract win further validates our well-established brand name recognition in China’s fast-growing subway automation market. As China’s subway ramp-up accelerates in over 22 cities nation wide, Hollysys will continue to leverage on its solid track record and brand-name recognition to gain its fair share in this booming market.”

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

About Beijing Subway Line 8

The phase I of Line 8 of the Beijing Subway, also known as the Olympic Branch Line, spans just 4.53 km, and has four stations. In Phase II, Line 8 is being extended north through the Olympic Forest Park to Huoying North in Changping District beyond the Line 13 arc. To the south, Line 8 will enter the city centre via Gulou Dajie, the Drum Tower, and Houhai, and terminate at the National Art Museum. In all, the extensions will add 17 km and 11 stations. Phase II will cost RMB ¥10.1 billion and be completed in 2012.

About Beijing Mass Transit Railway Operation Corp. Ltd.

Beijing Mass Transit Railway Operation Co., Ltd. is a wholly state owned operator mainly responsible for the construction of new subway lines approved by the Beijing municipal government.  The company’s operational management includes structural and construction design, tender procurement, implementation, acceptance testing, and commissioning for the subway projects.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the Company’s contract signing on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com